Exhibit 99.1

NEWS RELEASE
RITCHIE BROS. AUCTIONEERS ANNOUNCES
RECORD RESULTS FOR 2007
FOR IMMEDIATE RELEASE:  February 21, 2008
VANCOUVER, BRITISH COLUMBIA — Ritchie Bros. Auctioneers Incorporated (NYSE: RBA; TSX: RBA) announces that it achieved net earnings of $76.0 million, or $2.17 per diluted weighted average share, for the year ended December 31, 2007, representing growth of 33% over 2006 net earnings of $57.2 million, or $1.64 per diluted weighted average share. All dollar amounts are presented in United States dollars.
The Company achieved gross auction proceeds of $3.19 billion for 2007, 17% higher than gross auction proceeds in 2006 and an all-time record for the Company. Record auction revenues of $315.2 million for 2007 were 21% higher than in 2006. The Company’s auction revenue rate (auction revenues as a percentage of gross auction proceeds) was 9.89% in 2007, compared to 9.59% in 2006. Net earnings in 2007 increased over 2006 primarily as a result of higher gross auction proceeds and a stronger auction revenue rate.
Ritchie Bros. conducted 183 industrial auctions in 13 countries throughout North America, Europe, the Middle East, Asia and Australia in 2007. The Company set 19 regional gross auction proceeds records during the year, including the largest auction held in the Company’s history in February 2007 at the Company’s permanent auction site in Orlando, Florida with gross auction proceeds of $172 million. The Company also held 177 unreserved agricultural auctions during 2007, generating gross auction proceeds of $131.9 million.
The Company had a record of more than 254,000 bidder registrations at its unreserved industrial auctions in 2007, of which approximately 80,000 were successful buyers. In 2006, the Company had more than 241,000 bidder registrations, of which approximately 74,000 were buyers.
Ritchie Bros. worked with a record number of truck, equipment and other asset sellers in 2007, selling approximately 265,000 lots on behalf of almost 35,000 consignors. In 2006, Ritchie Bros. sold approximately 240,000 lots for over 32,000 consignors.
The Company’s auctions varied greatly in size in 2007, but the average Ritchie Bros. industrial auction attracted almost 1,400 bidders who competed for over 1,400 lots consigned by 191 consignors. The average gross auction proceeds per industrial auction for 2007 was more than $16 million (2006 — approximately $14 million).
The Company’s rbauctionBid-Live internet bidding service also set records in 2007, with over $600 million worth of trucks, equipment, and real estate being sold to nearly 13,000 customers from 79 countries in 2007. This is an increase of more than 35% over last year’s online gross auction proceeds. More than 77,000 customers from 170 countries have now registered and received approval to use rbauctionBid-Live. Internet bidders represented approximately 27% of the total registered bidders at Ritchie Bros. industrial auctions in 2007, and they were the buyer or runner up bidder on 28% of the lots offered online at these auctions. The Company has now sold in excess of $1.5 billion of industrial and agricultural assets over the internet.
Peter Blake, the Company’s CEO, remarked: “2007 was a great year for Ritchie Bros., and we could not have accomplished such strong results without the unparalleled contributions of all the men and women on the Ritchie Bros. team. We are focused on creating value for our customers and we do this by using unreserved auctions to create a global marketplace. We are the proud custodians of a highly scalable and efficient business model with 50 years of reputation and history behind us. We are expanding successfully all over the world, and yet, despite all the success we enjoyed in 2007 and our growth in recent years, we still think we are just scratching the surface.” Mr. Blake added: “We believe we have big growth opportunities in front of us. As a result, we are continuing to take steps to position our business for sustainable long-term growth by hiring more great people, expanding our international network of auction sites and investing in process improvement initiatives.”
For the quarter ended December 31, 2007, gross auction proceeds were $873.3 million and auction revenues were $83.3 million. The auction revenue rate was 9.53%. Net earnings for the quarter were $17.0 million, or $0.48 per diluted weighted average share, compared to $9.8 million, or $0.28 per diluted share, in 2006.
The Company also announced that its Board of Directors has approved a three-for-one stock split for its common shares, subject to the approval of the Company's shareholders at the Annual and Special Meeting of Shareholders, scheduled to be held on April 11, 2008.
Gross auction proceeds represent the total proceeds from all items sold at Ritchie Bros. auctions. The Company’s definition of gross auction proceeds may differ from those used by other participants in its industry. Gross auction proceeds is an important measure the Company uses in comparing and assessing its operating performance. It is not a measure of the Company’s financial performance, liquidity or revenue and is not presented in its consolidated financial statements. The Company believes that auction revenues, which is the most directly comparable measure in its Statements of Operations, and certain other line items, are best understood by considering their relationship to gross auction proceeds. Auction revenues represent the revenues earned by Ritchie Bros. in the course of conducting its auctions, and consist primarily of commissions earned on consigned equipment and net profit on the sale of equipment purchased by the Company and sold in the same manner as consigned equipment.
About Ritchie Bros.
Established in 1958, Ritchie Bros. is the world’s largest auctioneer of industrial equipment, operating through over 110 locations in 27 countries around the world. The Company sells, through unreserved public auctions, a broad range of used and unused industrial equipment including trucks, equipment and other assets used in the construction, transportation, mining, forestry, petroleum, materials handling, marine, real estate and agricultural industries. Ritchie Bros. maintains a website at www.rbauction.com.
Earnings Conference Call
Ritchie Bros. is hosting a conference call to discuss its 2007 financial results at 8:00am Pacific Time (11:00am Eastern Time) on February 21, 2008. To access a live broadcast of the conference call, please go to the Ritchie Bros. website http://www.rbauction.com, click on ‘About Ritchie Bros.’ then click on ‘Investor Information’. Please go to the website at least fifteen minutes early to download and install any necessary audio software. A replay will be available on the website shortly after the call.
Forward-looking Statements
The discussion in this press release relating to future events or operating periods contains forward-looking statements (as defined in Section 21E of the Securities Exchange Act of 1934, as amended) that involve risks and uncertainties, including, in particular, statements regarding anticipated results for future periods; growth opportunities; the Company’s ability to grow its earnings at a sustainable pace; the scalability and efficiency of the Company’s business model ; and investments in auction sites, people and process improvements. These risks and uncertainties include: the numerous factors that influence the supply of and demand for used equipment; fluctuations in the market values of used equipment; seasonal and periodic variations in operating results; actions of competitors; the success of the Company’s internet initiatives; conditions in local and regional markets; our ability to attract and retain key employees, develop additional auction sites and successfully complete our process improvement initiatives and other systems upgrades; and other risks and uncertainties as detailed from time to time in the Company’s SEC and Canadian securities filings, including the Company’s Management’s Discussion and Analysis of Financial Condition and Results of Operations for the year ended December 31, 2007, available on the SEC, SEDAR and Company’s websites. Actual results may differ materially from those forward-looking statements. The Company does not undertake any obligation to update the information contained herein, which speaks only as of this date.

Consolidated Statements of Operations	Year ended	Year ended
(USD thousands, except share and per share amounts)	December 31, 2007	December 31, 2006
Gross auction proceeds	$3,186,463	$2,721,023

Auction revenues	$315,231	$261,040
Direct expenses	42,413	36,976

	272,818	224,064
Expenses
Depreciation and amortization	19,417	15,017
General and administrative	142,014	118,165

Earnings from operations	111,387	90,882

Other income (expense)
Interest expense	(1,206)	(1,172)
Gain on disposition of capital assets (1)	243	1,277
Other income	1,471	1,079

Earnings before income taxes	111,895	92,066

Income taxes	35,912	34,848

Net earnings	$75,983	$57,218

Net earnings per share	$2.19	$1.66
Net earnings per share — diluted	$2.17	$1.64

Weighted average shares outstanding	34,755,371	34,546,460
Diluted weighted average shares outstanding	35,087,432	34,852,000

Net earnings in accordance with GAAP	$75,983	$57,218
Less: after-tax gain on sale of excess property(1)	—	(953)

Adjusted net earnings	$75,983	$56,265

Adjusted net earnings per share	$2.19	$1.63
Adjusted net earnings per share — diluted	$2.17	$1.61

(1)	Net earnings for the year ended December 31, 2006 included the $1,589 ($953 or $0.03 per diluted share after tax) effect of gains recorded on the sale of excess property net of the write-down of assets held for resale. The Company has highlighted these amounts because it does not consider these gains to be part of its normal operations.

	Three months	Three months
Consolidated Statements of Operations	ended	ended
(USD thousands, except share and per share amounts)	December 31, 2007	December 31, 2006
	(unaudited)	(unaudited)

Gross auction proceeds	$873,306	$738,731

Auction revenues	$83,266	$70,699
Direct expenses	13,399	11,080

	69,867	59,619
Expenses
Depreciation and amortization	5,516	4,366
General and administrative	42,023	36,599

Earnings from operations	22,328	18,654

Other income (expense)
Interest expense	(308)	(169)
Other income	452	267

Earnings before income taxes	22,472	18,752

Income taxes	5,506	8,962

Net earnings	$16,966	$9,790

Net earnings per share	$0.49	$0.28
Net earnings per share — diluted	$0.48	$0.28

Weighted average shares outstanding	34,809,338	34,626,968
Diluted weighted average shares outstanding	35,212,182	34,988,030

Selected Balance Sheet Data
(USD thousands)	December 31, 2007	December 31, 2006
Current assets	$237,185	$228,067
Current liabilities	178,978	133,698

Working capital	$58,207	$94,369

Total assets	672,887	554,227
Long-term debt	44,844	43,081
Total shareholders’ equity	435,116	368,637

Selected Operating Data (unaudited)

Auction revenues as percentage of gross auction proceeds (12 mos)	9.89%	9.59%
Number of consignors at industrial auctions (12 mos)	34,931	32,075
Number of bidders at industrial auctions (12 mos)	254,259	241,132
Number of buyers at industrial auctions (12 mos)	80,340	73,967
Number of permanent auction sites	28	26
Number of regional auction units	9	7
For further information, please contact:
Jeremy Black
Director, Business Development
Corporate Secretary
Phone:     604 273 7564
Fax:         604 273 2405
Email:      ir@rbauction.com